Sutherland
Asbill & Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

40-33
811-10587

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

04021995

April 1, 2004

PROCESSED
APR 05 2004
THOMSON
FINANCIAL

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of MCG Capital Corporation--File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Brief of Appellees filed in Charles Greenhouse v. MCG Capital Corporation, et al. (Case No. 03-2318, filed in the United States Court of Appeals for the Fourth Circuit), a civil action involving the Company and certain officers of the Company.

If you have any questions regarding this submission, please do not hesitate to call Steve Boehm at (202) 383-0176 or me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure
cc: Samuel G. Rubenstein, Esq./MCG Capital Corporation
Steven B. Boehm, Esq./SAB

RECORD NO. 03-2318

In The
United States Court of Appeals
For The Fourth Circuit

CHARLES GREENHOUSE, individually and on behalf of all others similarly situated; EVELYN ROSEN; WILLIAM B. MOUK,

Plaintiffs - Appellants,

v.

MCG CAPITAL CORPORATION; BRYAN MITCHEL; JANET C. PERLOWSKI; STEVEN F. TUNNEY,

Defendants - Appellees.

ON APPEAL FROM THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA AT ALEXANDRIA

BRIEF OF APPELLEES

Charles E. Davidow
Paul R. Eckert
WILMER CUTLER PICKERING LLP
2445 M Street, NW
Washington, DC 20037
(202) 663-6000

Counsel for Appellees

THE LEX GROUP ♦ 1108 East Main Street ♦ Suite 1400 ♦ Richmond, VA 23219
(804) 644-4419 ♦ (800) 856-4419 ♦ Fax: (804) 644-3660 ♦ www.thelexgroup.com

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER
ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

Only one form need be completed for a party even if the party is represented by more than one attorney. Disclosures must be filed on behalf of individual parties as well as corporate parties. Disclosures are required from amicus curiae only if amicus is a corporation. Counsel has a continuing duty to update this information. Please file an original and three copies of this form.

No. **Unassigned** Caption: **In re MCG Capital Corporation Sec. Litig.**

Pursuant to FRAP 26.1 and Local Rule 26.1,
Bryan J. Mitchell
Janet C. Perlowski
Steven F. Tunney
(name of party/amicus)
who ~~is~~ **are** **Appellees**,
(appellant/appellee/amicus)

makes the following disclosure:

FILED
2003 NOV 12 A 10: 03
U.S. COURT OF APPEALS
FOURTH CIRCUIT

1. Is party/amicus a publicly held corporation or other publicly held entity?
   [ ] YES [x] NO
2. Does party/amicus have any parent corporations?
   [ ] YES [x] NO
   If yes, identify all parent corporations, including grandparent and great-grandparent corporations:
3. Is 10% or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
   [ ] YES [x] NO
   If yes, identify all such owners:
4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
   [ ] YES [x] NO
   If yes, identify entity and nature of interest:
5. Is party a trade association?
   [ ] YES [x] NO
   If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10% or more of a member's stock:
6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditors' committee:

[signature] Nov. 10, 2003

(signature) (date)

Paul R. Eckert **November 10, 2003**

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

Only one form need be completed for a party even if the party is represented by more than one attorney. Disclosures must be filed on behalf of individual parties as well as corporate parties. Disclosures are required from amicus curiae only if amicus is a corporation. Counsel has a continuing duty to update this information. Please file an original and three copies of this form.

No. unassigned Caption: In re MCG Capital Corporation Securities Litigation

Pursuant to FRAP 26.1 and Local Rule 26.1,

MCG Capital Corporation who is Appellee,
(name of party/amicus) (appellant/appellee/amicus)

makes the following disclosure:

1. Is party/amicus a publicly held corporation or other publicly held entity?
   [x] YES [ ] NO
2. Does party/amicus have any parent corporations?
   [ ] YES [x] NO
   If yes, identify all parent corporations, including grandparent and great-grandparent corporations:

3. Is 10% or more of the stock of a party/amicus owned by a publicly held corporation or other publicly held entity?
   [x] YES [ ] NO
   If yes, identify all such owners: See attachment.

4. Is there any other publicly held corporation or other publicly held entity that has a direct financial interest in the outcome of the litigation (Local Rule 26.1(b))?
   [ ] YES [x] NO
   If yes, identify entity and nature of interest:

5. Is party a trade association?
   [ ] YES [x] NO
   If yes, identify all members of the association, their parent corporations, and any publicly held companies that own 10% or more of a member's stock:

6. If case arises out of a bankruptcy proceeding, identify any trustee and the members of any creditors' committee:

(signature)
Paul R. Eckert

NOV. 3, 2003
(date)
November 3, 2003

DISCLOSURE OF CORPORATE AFFILIATIONS AND OTHER ENTITIES WITH A DIRECT FINANCIAL INTEREST IN LITIGATION

RESPONSE TO QUESTION No. 3:

Entities affiliated with The Goldman Sachs Group, Inc. own in excess of 10 percent of the outstanding shares of MCG Capital Corporation.

These entities are GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH as nominee for GS Capital Partners II (Germany) Civil Law Partnership, Stone Street Fund 1998, L.P., and Bridge Street Fund 1998 (the "Goldman Funds"). An affiliate of The Goldman Sachs Group, Inc., of which Goldman, Sachs & Co. is an indirect wholly owned subsidiary, is either the general partner, managing general partner, or investment manager of each of the Goldman Funds.

The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares owned by the Goldman Funds to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group, Inc. and its affiliates.

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page(s)

CASES

STATUTES, RULES & REGULATIONS

LEGISLATIVE MATERIALS

SEC RELEASES

STATEMENT OF THE ISSUES

1. Did the district court properly conclude that there is not a substantial likelihood that a reasonable investor would consider it important, in his or her decision to invest in a company, whether its CEO had completed his undergraduate degree at Syracuse University some twenty years earlier, where the CEO's subsequent career and extensive experience relevant to the company's business were accurately disclosed and no other false or misleading statements are alleged?

2. Did the district court follow the applicable provisions of the federal securities laws and the Supreme Court's holding in *Basic, Inc. v. Levinson,* 485 U.S. 224 (1988), in concluding that a plaintiff must allege the materiality of the "misrepresented fact," *id.* at 238, and rejecting Plaintiffs' attempt to circumvent the materiality requirement by arguing that the making of a misstatement even as to an immaterial fact is material?

3. Did the district court, having found a misrepresentation as to a CEO's undergraduate degree to be immaterial, properly discount a short-lived dip in a company's stock price following disclosure as evidence of materiality sufficient to satisfy Plaintiffs' pleading requirements, where the Complaint itself alleged that the market was reacting to matters other than the misrepresented fact?

STATEMENT OF THE CASE

This case arises out of the disclosure by MCG Capital Corporation ("MCG" or the "Company") on November 1, 2002, that its then-Chairman and CEO, Bryan Mitchell, had informed the board of directors "that contrary to prior disclosures, he does not hold a Bachelor of Arts degree from Syracuse University."[1] The Company's share price declined $3.45 on the day of the announcement, regaining half of the loss on the following trading day and trading at pre-announcement levels by early December.

The Plaintiffs-Appellants filed a complaint, subsequently amended, against the Company, Mitchell, and two other Company officers (collectively the "Individual Defendants") alleging violations of Section 11 of the Securities Act of 1933 ("Securities Act"), 15 U.S.C. § 77k, and Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. § 78j(b).[2] Plaintiffs' securities

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1 Press Release, MCG Capital Chairman Bryan J. Mitchell Makes Additional Disclosure (Nov. 1, 2002), App. 74, cited in Am. Compl. ¶¶ 37, 74(d), App. 21, 30. Defendants cited to the district court relevant portions of the Company's SEC filings and attached as exhibits to their memorandum supporting the motion to dismiss the internet postings and Company announcements that were cited to, quoted from, and/or relied upon by Plaintiffs in their Amended Complaint. The district court properly considered these materials. *See infra* notes 3, 11.

2 The Complaint also asserted claims against the Individual Defendants under the "control person" liability provisions of those statutes, 15 U.S.C. §§ 77o, 78t. With the dismissal of the underlying substantive claims, the control person claims were properly dismissed as well.

law claims rested entirely on the purported materiality of a statement in certain disclosure documents that Mitchell held an undergraduate degree in economics from Syracuse when, in fact, his three-year attendance at the school did not result in the award of a baccalaureate degree. No other misstatements of any type have been alleged.

The Company and the Individual Defendants moved to dismiss the Amended Complaint. The motion asserted, in pertinent part, that the single fact misstated was immaterial as a matter of law: that there is no substantial likelihood that a reasonable investor deciding whether to invest in the Company's stock would attach significance to whether the CEO of a business development company, with more than a dozen years of complex and specialized lending experience, had completed his undergraduate degree some twenty years earlier.

The district court, considering the total mix of information available to shareholders, ruled that under the circumstances whether the CEO had completed his undergraduate degree was immaterial as a matter of law. The district court dismissed the Amended Complaint with prejudice. Plaintiffs appeal from that dismissal.

STATEMENT OF THE FACTS

MCG Capital Corporation is an Arlington, Virginia-based business development company led by CEO Bryan J. Mitchell, a banking professional with over a decade of lending and portfolio management experience. The Company primarily makes debt and equity investments in small- and medium-sized private companies with a focus on the media, communications, technology, and information services industry sectors. Prospectus at Cover.[3] The Company's investment objective is to achieve current income and capital gains through these investments. *Id.* The Company has developed specialized risk management metrics, pricing tools, due diligence methodologies, and data management processes that it uses to maximize its return on investment. *Id.* at 1.

The Company's IPO. The Company conducted an initial public offering in late 2001, offering 13,375,000 shares to the public at $17 per share. Am. Compl. ¶¶ 14, 27, App. 12, 16. The Company's registration statement and prospectus

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[3] The district court properly considered information contained in the Company's SEC filings and the full versions of news articles and press releases cited in the Amended Complaint. *Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 618 (4th Cir. 1999) (news articles); *Cortec Indus., Inc. v. Sum Holding L.P.*, 949 F.2d 42, 47 (2d Cir. 1991) (SEC filings), *cited in Phillips*, 190 F.3d at 618. The Prospectus, which was cited to the district court in the Complaint and in the briefing of the motion to dismiss, can be viewed on the web-site of the SEC at: www.sec.gov/Archives/edgar/data/1141299/000095016801501274/dn2a.txt.

(collectively the "prospectus") was declared effective on November 28, 2001. Am. Compl. ¶¶ 14, 27, App. 12, 16. The offering was completed on December 4, 2001 and, together with a companion private placement, raised gross proceeds of approximately $237 million. Am. Compl. ¶ 28, App. 16. None of the appointed lead Plaintiffs purchased shares in the Company's IPO or within the prospectus delivery period, although each was alleged to have acquired shares "traceable" to the prospectus.[4]

The Company's Management. The Company's prospectus set forth extensive information pertinent to investors' evaluation of the Company's management. The filing disclosed that the board of directors oversees the Company's business affairs and supervises the officers and senior investment professionals who are responsible for the investment portfolio. Am. Compl. ¶ 29, App. 16; Prospectus at 78-79. It was further disclosed that all lending and investment decisions are made by either the credit committee (for loans up to $10 million) or the investment committee of the board of directors (for loans exceeding

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4 Am. Compl. ¶ 38, App. 21; Memorandum of Law in Support of Motion of Charles Greenhouse, Evelyn Rosen and William B. Mouk To Be Appointed Lead Plaintiffs and for Approval of Lead Plaintiffs' Selection of Lead Counsel and Liaison Counsel Ex. A (certifying share purchases on June 19, 2002, May 7, 2002, and May 23, 2002).

$10 million and all equity investments). Am. Compl. ¶ 31, App. 17; Prospectus at 64, 78-79. At the time of its IPO, a number of seasoned banking professionals with specialized lending expertise comprised the Company's senior management team, including but not limited to Individual Defendants Mitchell (then-Chairman and CEO) and Steven F. Tunney (President, COO, and Treasurer). Prospectus at 79-82. Both the Company's prospectus and its subsequent periodic filings also included background information concerning its directors and senior management team, which included statements concerning professional experience and educational background. *Id.*

The Misstatement at Issue. According to the Amended Complaint, a single misstatement concerning then-Chairman and CEO Mitchell's educational background was included in the Company's prospectus and subsequent periodic filings. That misstatement appeared in the last sentence of a paragraph on page 79 of the prospectus, in the "Biographical Information" section:

> Bryan J. Mitchell has served as our Chief Executive Officer since 1998 and as the Chairman of our board of directors since May 2001. Mr. Mitchell has served as a member of our board of directors since 1998 and also served as our President from 1998 to May 2001. From 1997 to 1998, Mr. Mitchell was a Senior Vice President for First Union National Bank. From 1988 to 1997, Mr. Mitchell was employed by Signet Bank where he served as a Senior Vice President. Mr. Mitchell serves on the board of directors of MCG Finance Corporation and MCG Finance Corporation II. *Mr. Mitchell earned a B.A. in Economics from Syracuse University.*[5]

Aside from this single sentence, no other misstatement is alleged to have appeared in any of the Company's SEC filings or elsewhere.

The November 1, 2002 Announcement. Over the course of the eleven months between the IPO and October 31, 2002, and for reasons not alleged to relate to the misstatement, the Company's share price declined from its $17 offering price to $11.74. As alleged in the Amended Complaint, the Company issued a press release on Friday, November 1, 2002 that provided, in its entirety:

---

5 Prospectus at 79 (emphasis added). This single statement is quoted extensively throughout the Amended Complaint and appeared in a number of the Company's SEC filings. Am. Compl. ¶¶ 24, 25, 30, 52-58, App. 15-17, 24-25.

> MCG Capital Corporation announced today that its Chairman and Chief Executive Officer, Bryan J. Mitchell, informed the Company's Board of Directors this morning that contrary to prior disclosures, he does not hold a Bachelor of Arts degree from Syracuse University. The Board of Directors has requested the Chairman of the Company's Audit Committee, Wallace B. Millner, III, to review the facts relating to these matters and to report to the full board as promptly as possible.[6]

The disclosure immediately prompted several internet postings by Herb Greenberg, an online columnist for TheStreet.com. The Amended Complaint cited and quoted extensively from each of Mr. Greenberg's commentaries. These internet postings stated that "[a]ccording to the Syracuse registrar's office, Mitchell attended the school from September 1979 to May 1982 and majored in economics but was never 'conferred,' meaning he didn't get a degree."[7] The Greenberg postings also speculated that revelations of additional misstatements may be imminent—although in fact no other misstatement was ever identified, and none was alleged in

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6 Press Release, MCG Capital Chairman Bryan J. Mitchell Makes Additional Disclosure (Nov. 1, 2002), App. 74, cited in Am. Compl. ¶ 37, App. 21.

7 Herb Greenberg, *Resumegate Chalks Up Another Victim*, TheStreet.com, Nov. 1, 2002, App. 75-76, cited and quoted in Am Compl. ¶¶ 62-66, App. 26-27.

the Amended Complaint.[8] On November 1, 2002, the Company's shares declined from an opening price of $11.85 to a closing price of $8.40. Am. Compl. ¶ 67, App. 27. Also on November 1, 2002, and as alleged in the Amended Complaint, a single research analyst downgraded the Company's stock based on "capital constraints and credibility issues surrounding MCG Capital's CEO," Am. Compl. ¶ 72, App. 29, and a reporter on CNN's Moneyline observed that "the stock absolutely got pummeled today" and that "credibility is king on Wall Street," Am. Compl. ¶ 68, App. 28.

November 3, 2002 Announcement. The Company's board of directors did not fire Mitchell for the misstatement. Am. Compl. ¶ 70, App. 28-29. Instead, the board announced on Sunday, November 3, 2002, that it had replaced him as chairman, insisting that, among other things, he repay his 2001 bonus, net of taxes, and forgo any 2002 bonus.[9] In the columns cited in the Amended Complaint, Greenberg again speculated that revelations of additional erroneous disclosures

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8 *Id.*

9 Am. Compl. ¶ 70, App. 28-29; *see also* Press Release, MCG Capital Names Wallace B. Millner Chairman; Bryan Mitchell to Remain as CEO (Nov. 3, 2002), App. 77-78.

were imminent.[10] On Monday, November 4, 2002, however, the Company's shares closed up $1.52 and, by December 10, 2002, traded and closed above the pre-announcement price.[11] The purportedly imminent revelations of additional misstatements foreseen by the internet commentators never materialized.

Plaintiffs' Claims. Plaintiffs filed a securities class action complaint, later amended, alleging violations of the federal securities laws based on the misstatement concerning Mitchell's undergraduate degree. The Amended Complaint ("Complaint") alleged that the Company and the Individual Defendants

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[10] Herb Greenberg, *MCGC*, TheStreet.com, Nov. 3, 2002 ("[C]an't help but wonder what else at the company has been, shall we say, embellished."), App. 81, cited in Am. Compl. ¶ 69, App. 28; Herb Greenberg, *MCG Capital Makes Its Own Change to CEO's Resume*, TheStreet.com, Nov. 4, 2002 ("But if they lie to get a job, and if the fear of failure is that great, what other fibs will they be willing to tell?"), App. 82-83, cited in Am. Compl. ¶ 70, App. 28-29; *see also* Am. Compl. ¶ 71 (quoting Greenberg's observation in a November 12, 2002 posting that "you have to wonder what else might not be right"), App. 29. The subject of the article cited by Plaintiffs was actually Greenberg's speculation, attributed to unnamed short-sellers, concerning the Company's valuation methodologies—an allegation neither alleged nor substantiated in any way in the Amended Complaint. Herb Greenberg, *MCG Capital's Portfolio Eye-Opener*, TheStreet.com, Nov. 12, 2002 ("Short-sellers have been accusing MCG, along with other business development companies, of deliberately overvaluing their investment portfolios."), App. 84-86.

[11] This gain occurred at a time when the remainder of the market was flat or declining and notwithstanding additional, unsubstantiated claims by Greenberg in the columns cited by Plaintiffs. *See* Am. Compl. ¶¶ 69-71, App. 28-29. The district court was able to "take judicial notice of well-publicized stock prices without converting the motion to dismiss into a motion for summary judgment." *Ganino v. Citizens Utils. Co.*, 228 F.3d 154, 167 n.8 (2d Cir. 2000).

were liable under Section 11 of the Securities Act, 77 U.S.C. § 77k, for including the single misstatement in the Company's registration statement (Count I) and that the Company and Mitchell were liable for scienter-based securities fraud under Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 thereunder, 17 C.F.R. § 240.10b-5, on the same underlying facts for including the same misstatement in certain of the Company's subsequent periodic filings (Count III). The remaining counts sought to hold the Individual Defendants liable for the misstatement under the "control person" provisions of the Securities Act and the Exchange Act (Counts II, IV), 15 U.S.C. §§ 77o, 78t.

Defendants' Motion To Dismiss. On August 4, 2003, the Company and the Individual Defendants moved to dismiss the Complaint for, among other things, its failure to allege the misstatement of a *material* fact. App. 39-95, 123-42. Defendants presented two principal arguments. First, Defendants argued that under the statutory test for materiality, the court should find that the fact alleged to have been misstated—Mitchell's claimed undergraduate degree from Syracuse University—was immaterial as a matter of law. App. 57-62, 129-32, 135-37. Defendants argued that the total mix of information available to shareholders concerning the Company's business, its financial results, and the track record and relevant professional experience of Mitchell and senior management established that Mitchell's completion of his undergraduate degree would not have mattered to a reasonable investor in making an investment decision.

Second, Defendants argued that the short-lived dip in the Company's stock price following the November 1, 2002 disclosure upon which the Complaint focused did not warrant a different conclusion concerning the misstatement's immateriality. App. 15-18, 132-35. Specifically, Defendants pointed out that Plaintiffs' reliance on the price dip to establish the materiality of the alleged misstatement was precluded by the Complaint itself, which alleged that the market reacted to concerns about Mitchell's credibility and speculation about future developments, and not because of the materiality of the particular fact misstated (the undergraduate degree). Defendants also argued that Plaintiffs, in seeking to plead materiality by alleging that an efficient market had reacted negatively to the misstatement, could not simply ignore the fact that same market promptly recovered.

The District Court's Decision. The district court heard oral argument on Defendants' motion to dismiss on September 12, 2003, Hearing Transcript ("Tr."), App. 143-53, and issued an order dismissing the Complaint later that day, App. 154. At the hearing, Judge Brinkema expressed agreement with Defendants' written submission and asked Plaintiffs to address Defendants' principal argument, that the statement was, in and of itself, immaterial:

> I really want to hear from the plaintiff on this issue, because I think the defendants' argument that the specific one false statement that's involved in this case as a matter of law cannot constitute a material false statement to give a basis for a federal securities action, I'm very intrigued by this argument. Quite frankly, I think it resonates, because what the defendants have been pointing to is the fact that the statement itself and not the inference from the statement is what the Court must look at and that if one looks at this statement as a rational investor would look at, that as a matter of law, it would not be sufficient to support this kind of a claim.

Tr. 3, App. 145. After arguing that the subject matter of Mitchell's claimed undergraduate degree (economics) was an adequate factual allegation to support its materiality, Plaintiffs then argued the Court should take into account the market's short-lived reaction to the disclosure of the misstatement:

> Your Honor, investors did find [the misstatement] important, because when they found out, the stock plummeted by 29 percent, Your Honor.

Tr. 5, App. 147.

Judge Brinkema was not persuaded. She observed that, under the governing test set forth in *Basic, Inc. v. Levinson*, 485 U.S. 224 (1988), the statement at issue was immaterial:

> [T]he Supreme Court's statement on this, the *Levinson* case, makes it clear that it's not enough that a statement be false or incomplete [] if the misrepresented fact is otherwise insignificant.
>
> And whether a person has a college degree or not, when you're looking at the total mix of information that an investor has, especially in this case, where Mr. Mitchell had multiple years as a vice president at First Union, apparently a long track record of successful work in the field, whether he had a college degree or not is really immaterial. If he'd never made the statement, it probably would have made absolutely no difference.

Tr. 7-8, App. 149-50.

Judge Brinkema also noted a factual weakness in Plaintiffs' assertion that the decline in price of MCG's stock on the day after the announcement created an inference of materiality. She observed that, based on the Complaint and the stock price movements that were before her, it was *not* the CEO's lack of an undergraduate degree that caused the price decline: "What was worrying people was a concern about the overall credibility of Mr. Mitchell. The stock begins to rebound almost immediately. No other false statements are developed." Tr. 5-6, App. 147-48. She declined Plaintiffs-Appellants' invitation to ignore the language of *Basic, Inc. v. Levinson*, *supra*, in assessing materiality:

> I think the defendants' position that an investor cannot use the credibility and integrity problems that result from a false statement to bootstrap an otherwise immaterial false statement into creating a basis for a securities fraud action, in this case, there's only one false statement, and as a matter of law, given the mix of other information that was out there about this man's experience at First Union and the nature of the other people who were involved in setting up this company and the track record and all that sort of thing, there is just—I'm very comfortable in finding that under Levinson . . . —under this particular fact scenario, as a matter of law, the statement at issue is not sufficiently material . . . ."

Tr. 10, App. 152.

Contrary to suggestions in Plaintiffs' brief, the district court did not resolve any disputed factual issues and did not address any issues relating to causation, damages, or yet-to-be-raised affirmative defenses. The court simply held that the single alleged misstatement concerning Mitchell's undergraduate degree was immaterial as a matter of law.

SUMMARY OF ARGUMENT

The securities laws under which Plaintiffs proceed require that the *specific fact* misstated must be material; that is, there must be a substantial likelihood that the truthful fact would have changed the investment decision of a reasonable investor. Both the language of the statute and the relevant holdings of the Supreme Court and this Court are entirely clear on this point. Thus, Plaintiffs' allegations must support a conclusion that a reasonable investor—viewing the entire mix of the information about MCG, its business and its management—would not have chosen to invest in the Company had the prospectus disclosed its CEO had not completed his undergraduate degree in economics at Syracuse some twenty years earlier. Such an argument would be difficult to make with a straight face. Plaintiffs do not even attempt to make it. As Judge Brinkema ruled, this bars their claims.

Instead, Plaintiffs attempt to bootstrap their way into materiality by arguing that *any* knowing misstatement—even of an immaterial fact such as the one at issue—is material, because it tends to cast doubt on the credibility of management. This, in their view, is enough to survive a motion to dismiss, even if it would effectively read the word "material" out of the statute.

Plaintiffs' position is inconsistent with the plain language of the statute and regulation at issue, and with the governing Supreme Court holding. Those provisions require "an untrue statement *of a material fact*," Securities Act § 11(a), 15 U.S.C. § 77k(a); 17 C.F.R. § 240.10b-5(b) (emphasis added). By the plain language of the law, the "fact" must be "material." In the words of the Supreme Court, "It is not enough that a statement is false or incomplete, if the misrepresented fact is otherwise insignificant." *Basic, Inc. v. Levinson*, 485 U.S.

224, 238 (1988). Adhering to the statutory language, this means that the misrepresented fact itself must be material. Falsity—which will always raise credibility concerns—is not alone enough to state a claim. None of the authority on which Plaintiffs rely supports their position.

Plaintiffs make the same error in their argument concerning the short-lived decline in MCG's stock price that followed the Company's corrective disclosure. They argued to the district court that this decline was evidence of materiality. However, by the allegations of their own Complaint the decline was not the result of investor concern about the misstated fact, *i.e.*, Mitchell's lack of an undergraduate diploma from Syracuse. Rather, the market commentators Plaintiffs quote in the Complaint expressed concern over the possibility that there was more bad news yet to be revealed, or that Mitchell might be fired or lose credibility in the future. This interpretation of the Complaint is further supported by the fact that the price of the Company's stock regained more than half of its value the next trading day, and the rest in the next month (while the market as a whole was flat or declining). Thus, the Complaint suggests no more than that the market reacted temporarily to credibility concerns that were promptly allayed—and not to a belief that possession of a Syracuse undergraduate degree was critical to the successful management of the Company. Nothing in Plaintiffs' allegations about price movements supports the notion that the misstated fact itself was material.

Judge Brinkema therefore properly applied both the law and her common sense in concluding that Plaintiffs had not alleged the existence of a material misstatement of fact. Her order of dismissal should be affirmed.

ARGUMENT

STANDARD OF REVIEW

This Court reviews a district court's "dismissal of a complaint pursuant to Rule 12(b)(6) *de novo*." *Ottman v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 342 (4th Cir. 2003). This Court "may affirm the dismissal by the district court on the basis of any ground supported by the record even if it is not the basis relied upon by the district court." *Ostrzenski v. Seigel*, 177 F.3d 245, 253 (4th Cir. 1999).

I. THE DISTRICT COURT PROPERLY FOUND THAT A SINGLE MISSTATEMENT CONCERNING MITCHELL'S UNDERGRADUATE DEGREE WAS IMMATERIAL AS A MATTER OF LAW.

This Court has regularly affirmed the dismissal of complaints under the federal securities laws where the absence of materiality can be determined based upon the allegations in the complaint. *See, e.g., Hillson Partners L.P. v. Adage Inc.*, 42 F.3d 204, 219 (4th Cir. 1994); *Raab v. General Physics Corp.*, 4 F.3d 286,

290-91 (4th Cir. 1993).[12] "A misrepresented or omitted fact is material if there is a substantial likelihood that a reasonable investor would have been caused by disclosure of the truthful fact to change his decision to purchase the security." *Gasner v. Board of Supervisors*, 103 F.3d 351, 356 (4th Cir. 1996).[13] District courts, however, need not "'attribute to investors a childlike simplicity' but rather . . . determine whether a 'reasonable investor' would have considered the omitted

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[12] District courts within the Fourth Circuit have regularly followed this guidance when addressing motions to dismiss. *See, e.g., In re USEC Sec. Litig.*, 190 F. Supp. 2d 808, 826 (D. Md. 2002) ("In this case, there is not a substantial likelihood that the disclosure of the alleged actual or omitted facts would have been viewed by a reasonable investor as having significantly altered the 'total mix' of information made available. . . . Where, as here, reasonable minds cannot differ on the question of materiality, 'the court may rule them immaterial as a matter of law.'") (quoting *Recupito v. Prudential Sec., Inc.*, 112 F. Supp. 2d 449, 454 (D. Md. 2000) ("The mere fact that an investor might find information interesting or desirable is not sufficient to satisfy the materiality requirement. . . . [I]f the alleged misstatements or omissions 'are so obviously unimportant to an investor that reasonable minds cannot differ on the question of materiality, the court may rule them immaterial as a matter of law.'")); *Weill v. Dominion Res.*, 875 F. Supp. 331, 335 (E.D. Va. 1994) ("This court agrees with the defendants that none of Plaintiffs' allegations support the conclusion that a reasonable investor would have been misled about the nature of his investment in Dominion stock.").

[13] *See also Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 342-43 (4th Cir. 2003) ("'any statement or omission of fact must be *material*,' *i.e.*, there must be 'a substantial likelihood that a reasonable purchaser or seller of a security (1) would consider the fact important in deciding whether to buy or sell the security or (2) would have viewed the total mix of information made available to be significantly altered by disclosure of the fact'") (quoting *Longman v. Food Lion, Inc.*, 197 F.3d 675, 682-83 (4th Cir. 1999)) (emphasis in original).

information significant at the time." *Hillson Partners*, 42 F.3d at 213 (quoting *Basic Inc. v. Levinson*, 485 U.S. 224, 232-34 (1988)).

A. The District Court Correctly Held that Materiality Turns on Whether the Specific Fact Alleged To Have Been Misstated Significantly Altered the "Total Mix" of Information Available to Shareholders.

Plaintiffs' brief gives little attention to the one and only issue presented by the motion to dismiss: whether the misstated fact—that Mitchell had received an undergraduate degree from Syracuse—was an "untrue statement of a *material* fact" under Section 11 of the Securities Act or Exchange Act Rule 10b-5. In Plaintiffs' analysis, it does not matter whether the misstated fact was material. They contend they need only allege that the Company made a statement that Mitchell knew was false. In their view, the making of a false statement raises "credibility issues," which are always material to investors because "credibility is king." Greenhouse Brief ("Gr. Br.") at 14-20; Memorandum in Opposition to Defendants' Motion To Dismiss ("Opp. Mem.") at 2, 17, App. 98, 113. If this were the law, materiality would cease to be an element of their cause of action at all: the knowing or reckless making of any false statement will raise "credibility issues," and materiality would automatically follow. The "materiality" element of a claim under the federal securities laws would be surplusage, and decades of judicial pronouncements about materiality under those laws would be superfluous.

That is not the law. Both the text of the statutes under which Plaintiffs advance claims and the test for materiality articulated by the Supreme Court focus entirely on the *particular fact misstated*—not the possible character connotations or speculative investor fears raised by the very making of a misstatement. Section 11 of the Securities Act and Rule 10b-5 both speak of "an untrue statement *of a material fact*," 15 U.S.C. § 77k(a), 17 C.F.R. § 240.10b-5(b) (emphasis added). As a simple matter of grammar, the adjective "material" modifies "fact." The misstated fact itself must be material.

The Supreme Court described this focus on the materiality of the misstated fact nearly thirty years ago:

> The question of materiality, it is universally agreed, is an objective one, involving the significance *of an omitted or misrepresented fact* to a reasonable investor. Variations in the formulation of a general test of materiality occur in the articulation of just how significant *a fact* must be or, put another way, how certain it must be that *the fact* would affect a reasonable investor's judgment.

TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 445 (1976) (emphasis added).

Indeed, in *Basic, Inc. v. Levinson*, 485 U.S. 224, 238 (1988), the Supreme Court rejected lower court cases holding that the fact of a false statement, alone, was sufficient to satisfy the materiality element under the federal securities laws. At issue in *Levinson* was a series of false statements made by Basic, Inc.'s president. Unlike the single misstatement at issue in this case, the misstatements made by Basic, Inc.'s president—denials of the existence of merger negotiations—directly concerned the business and financial prospects of the company.

Under Plaintiffs' materiality analysis, *Levinson* should have been an easy case: (1) Basic, Inc.'s president was both "key to the company," Gr. Br. at 19, and "an admitted liar," Gr. Br. at 2; (2) his "lies" eroded management integrity and credibility, Gr. Br. at 18-20; and (3) "a key man's integrity is always material to investors," Gr. Br. at 20. Instead, the Court in *Levinson*, after articulating the standard for materiality applicable to cases under Exchange Act Section 10(b), determined that the materiality of the false statements remained an open issue and remanded the case. The Court emphasized that false statements must themselves be material to be actionable under the federal securities laws:

> [I]n order to prevail on a Rule 10b-5 claim, a plaintiff must show that the statements were *misleading* as to a *material* fact. It is not enough that a statement is false or incomplete, if the misrepresented fact is otherwise insignificant.

Levinson, 485 U.S. at 238 (emphasis in original). This last sentence directly contradicts Plaintiffs' argument: "It is not enough that a statement is false or incomplete,"—here, that Mitchell's college record was misstated—"if the misrepresented fact is otherwise insignificant." *Id.* It is the misrepresented fact itself that must be material for a plaintiff to state a claim.

This Court has also observed that district courts, on motions to dismiss, must examine the materiality of the actual fact alleged to have been misstated and that the statutory test requires plaintiffs to do more than simply allege the making of a false statement:

> With this understanding in mind, we examine the other information that was publicly available to reasonable investors at the time Thompson made his February statement. We undertake this examination because "*even lies are not actionable*" when an investor "possesses information sufficient to call the [mis]representation into question." After all, the securities laws impose liability only when there is a "substantial likelihood" that an alleged misrepresentation "significantly altered the 'total mix' of information" a reasonable investor (the market) possesses.

Phillips v. LCI Int'l, Inc., 190 F.3d 609, 617 (4th Cir. 1999) (citations omitted, emphasis added, alteration in original); *see also Hillson Partners*, 42 F.3d at 209 (quoting language from *Levinson*). As in *Levinson*, the focus is on the materiality of the misstated fact, not on the mere existence of a lie.

Under the governing test, the question is whether there is a substantial likelihood that the misstatement about Mitchell's undergraduate degree significantly altered the total mix of information relevant to the investment decision. Put another way, the question is whether there is a substantial likelihood that the investment decision of a reasonable investor would have been altered had MCG's disclosures been silent about whether Mitchell had obtained an undergraduate degree, or had the disclosures stated that he had attended Syracuse for three years but had not completed his degree. The district court did no more than exercise common sense in holding that there was no substantial likelihood that such disclosure would have significantly altered the total mix of information relevant to the investment decision.

B. The District Court Correctly Held that Mitchell's Undergraduate Degree Was Not Pertinent to Any Rational Assessment of an Investment in MCG.

In light of the significant financial services expertise possessed by Mitchell and the Company's senior management team, the district court properly concluded that no reasonable investor would have considered it significant in his or her decision to invest in MCG that Mitchell had only attended Syracuse for three years and had not completed his undergraduate degree. When evaluating the merits of their potential investment in MCG Capital Corporation's securities, reasonable investors undoubtedly considered, among other factors, the track record and relevant experience of the Company's management team. This management team was comprised of a seasoned group of professionals with substantial expertise in sophisticated lending transactions who had worked together for years overseeing a successful financial services company.

Included in the "total mix" of information set forth in the prospectus were the facts that:

- The Company was formed in 1998 by "management and affiliates of Goldman, Sachs & Co. to purchase a loan portfolio and certain other assets from First Union National Bank in a management buyout." Prospectus at 1.

- The Company's business was originally a separate division of Signet Bank, whose parent company was acquired by First Union Corporation in 1997. *Id.*

- Several members of the senior management team had held similar positions of responsibility at the Company's predecessor firms. *Id.* at 79-82.

- The Company's board included Wallace B. Millner, III, an executive with substantial banking experience who had held a number of senior positions with Signet Banking Corporation, including Vice Chairman, CFO, and Treasurer. *Id.* at 79.

- The Company relied upon the "critical industry experience and relationships" of its senior management to implement its business plan. Am. Compl. ¶ 33, App. 19-20; Prospectus at 18.

- The Company's senior investment professionals had "extensive experience in managing investments in private small- and medium-sized businesses in the media, communications, technology and information services industry sectors and in diverse geographic locations, and are knowledgeable about [the Company's] approach of lending and investing." Am. Compl. ¶ 31, App. 20; Prospectus at 78.

- Lending decisions for loans up to $10 million would be made by the Company's credit committee (which included members of the board of directors) and loans exceeding $10 million and all equity investments would be made by the investment committee of the board of directors, but that "[n]o one person is primarily responsible for making recommendations to a committee and no one person has the authority to approve any investment." Am. Compl. ¶ 31, App. 17-18; Prospectus at 63, 78.

- In addition to Mitchell, the Company stated that it depended on the "critical industry experience and relationships" of several other members of senior management, noting in particular that "if any two of Mr. Mitchell, Mr. Saville, Mr. Tunney or Mr. Merrick cease to be actively involved in our management, the lender under our securitization facility could, absent a waiver or cure, replace us as the servicer of the loans and declare a default." Am. Compl. ¶ 32, 33, App. 18-20; Prospectus at 18.

In context, whether Mitchell went to Syracuse or UCLA some 20 years earlier, whether he went for three years or four, whether he completed the degree requirements or not, whether he majored in economics or Spanish, would have been of little or no significance to the deliberations of a reasonable investor. There is no likelihood, much less a substantial likelihood, that Mitchell's lack of an undergraduate diploma in economics—"considered in the full context in which [the misstatement] made," *Gasner*, 103 F.3d at 358—would have altered the investment decision of a reasonable investor.

The district court thus properly found that "as a matter of law, given the mix of information that was out there about this man's experience at First Union and the nature of the other people who were involved in setting up this company and the track record and all that sort of thing," Tr. at 10, App. 152, no reasonable shareholder would have considered the claimed economics degree to be material. Such a finding was entirely consistent with Rule 12(b)(6) and this Court's precedents. *See, e.g., Phillips*, 190 F.3d at 619 (affirming the dismissal of a securities complaint for want of materiality).

Plaintiffs concede as much in their brief to this Court. They acknowledge that whether a CEO graduated from college is not material: "[M]any successful executives dropped out of college—Microsoft's Chairman Bill Gates among them; he quit Harvard." Gr. Br. at 3. It is only the existence of a lie that, in their view, is material. *Id.* But under the test of *Basic, Inc. v. Levinson*, it is the materiality of the misrepresented fact itself that is at issue: "It is not enough that a statement is false or incomplete, if the misrepresented fact is otherwise insignificant." 485 U.S. at 238.

C. The District Court's Holding is Not Inconsistent with Either Judicial or Administrative Authority.

None of the authority relied upon in Plaintiffs-Appellants' brief is inconsistent in any way with the district court's commonsense holding. To the contrary, the district court's decision is consistent with the only other federal court decision to have addressed directly the materiality of a false statement concerning a corporate officer's undergraduate degree.

In *New Equity Security Holders Committee for Golden Gulf, Ltd. v. Phillips*, 97 B.R. 492 (E.D. Ark. 1989), the district court held that strikingly similar allegations were immaterial as a matter of law. *New Equity* involved alleged misrepresentations in an offering memorandum accompanying the sale of limited partnership interests. Golden Gulf (as debtor-in-possession) sought to enforce certain promissory notes received from its limited partners. *See id.* at 495. The limited partners claimed, as a defense to payment, that the offering memorandum, among other things, falsely represented that one of the principal promoters held a degree from the University of Arkansas. Ruling that such a misstatement would not have been material to a reasonable investor's evaluation of the limited partnership investment, the Court held, in pertinent part:

> The [limited partners] allege that the Offering Memorandum contained a misrepresentation of a material fact by stating that Mr. Campbell had a college degree when in fact he did not. The court disagrees.
>
> Although the Offering Memorandum expressly stated that Campbell held a business administration degree from the University of Arkansas when in fact he was roughly two credits short of this degree, this fact in and of itself would not be a significant factor to a reasonable investor when weighing the soundness of the entire investment. In the total mix of information available, the difference of two credits in Mr. Campbell's education could not reasonably be seen as significant. Thus, although this fact was misrepresented, it was not material.

Id. at 496-97.

Each of the cases and administrative decisions Plaintiffs cite involved misrepresentations that were clearly germane to the company's business operations.[14] Plaintiffs rely most heavily on the 1964 Securities and Exchange Commission decision in *In the Matter of Franchard Corp.*, Securities Act Rel. No. 4710, 42 S.E.C. 163 (July 31, 1964). There, however, what the Commission found to be material was a failure to disclose the repeated diversion of corporate funds to the CEO's personal ventures and the potential conflicts of interest and change-of-control risk implicated by the CEO's highly leveraged stockholdings. The

[14] The same was true of two cases Plaintiffs cited to the district court below. (Opp. Mem. at 18-19, App. 114-15). *See SEC v. Physicians Guardian Unit Inv. Trust*, 72 F. Supp. 2d 1342 (M.D. Fla. 1999) (detailing a number of false statements about a bogus business and the business experience, licenses, and credentials of its principals); *SEC v. Suter*, No. 81 C 3865, 1983 WL 1287, at *1-*3, *12 (N.D. Ill. Feb. 11, 1983) (detailing false statements made by an investment adviser indicted for wire fraud about his academic credentials, fabricated client endorsements, and thousands of dollars in unauthorized charges to subscribers' credit cards), *aff'd*, 732 F.2d 1294 (7th Cir. 1984). The many misstatements at issue in these cases—involving completely fraudulent businesses that needed the veneer of legitimacy offered by academic credentials, prior business experience, reputable professional advisors, and client testimonials—taken together were clearly material.

Commission did not wrest the notion of management integrity from its factual setting, as Plaintiffs attempt to do here.[15]

In each of the cases Plaintiffs cite for the proposition that integrity of management is material, the misstatements similarly involved matters clearly important to the company's business operations. *See Gebhardt v. ConAgra Foods, Inc.*, 335 F.3d 824, 829-30 (8th Cir. 2003) (addressing the materiality of disclosures concerning a $287 million revenue manipulation scheme and allegations that "the senior managers of ConAgra were in league with the deceptive management" of the responsible subsidiary); *Zell v. Intercapital Income Sec., Inc.*, 675 F.2d 1041, 1045 (9th Cir. 1982) (addressing the nondisclosure of over twenty lawsuits seeking damages in excess of $200 million and alleging

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15 In the name of "deference" to the SEC, Plaintiffs invite this Court to misconstrue *Franchard* and hold that any false statement made by a "key person" is material because it bears on management credibility. Gr. Br. at 19. In so doing, this Court would not only misconstrue *Franchard*, but advance a position at odds with its own precedent. *See Phillips*, 190 F.3d at 617 (stating that "'even lies'" may be immaterial if they do not significantly alter the total mix of information available to investors) (citations omitted).

In general, and subject to the limitations recognized by this Court, deference to well-reasoned interpretations by the SEC of the regulations it administers is appropriate. *See, e.g.*, *Banca Cremi, S.A. v. Alex. Brown & Sons, Inc.*, 132 F.3d 1017, 1035 (4th Cir. 1997); *Malcomb v. Island Creek Coal Co.*, 15 F.3d 364, 369 (4th Cir. 1994). Here, however, the district court's decision was entirely consistent with a fair reading of *Franchard* (as well as similar cases addressing the materiality of management integrity decided by Article III courts). This case raises no issues of agency deference.

fraud, breach of fiduciary duty, and other securities law violations). The materiality of such matters is well established and indisputable,[16] but is irrelevant to the facts in this case. None of these cases undercuts the holding of *Basic, Inc. v. Levinson* that the misrepresented fact itself must be material in order for a plaintiff to state a claim. And none of them supports Plaintiffs' notion that *any* fact asserted to bear on management integrity—however irrelevant to the company's business—is *per se* material.

The Amended Complaint did not dispute the accuracy of disclosures that MCG is a real business with operating results truthfully reported, its officers and directors have significant and meaningful lending experience, it has engaged reputable outside auditors whose reports have not been challenged, and its client base is real and disclosed. It did not allege undisclosed wrongdoing in any aspect of MCG's business operations, or misstatements as to its past results or the

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16 *See also Maldonado v. Flynn*, 597 F.2d 789, 796 (2d Cir. 1979) ("Since self-dealing presents opportunities for abuse of a corporate position of trust, the circumstances surrounding corporate transactions in which directors have a personal interest are directly relevant to a determination of whether they are qualified to exercise stewardship of the company."); *Weisberg v. Coastal States Gas Corp.*, 609 F.2d 650, 655 (2d Cir. 1979) (addressing "allegations of a cover-up of massive bribes and of kickbacks to the directors"); *Roeder v. Alpha Indus., Inc.*, 814 F.2d 22, 25-26 (1st Cir. 1987) (finding that allegations that the company's president personally paid bribes to obtain subcontracts and faced imminent indictment were material).

business experience of its management. The absence of such allegations distinguishes this case from each of those on which Plaintiffs rely in their Brief.

II. THE DISTRICT COURT PROPERLY REJECTED PLAINTIFFS' ARGUMENT BASED ON THE MOVEMENT OF MCG'S STOCK PRICE AFTER THE CORRECTIVE DISCLOSURE.

Plaintiffs argue on appeal that the district court erred when it "rested its analysis" on the prompt recovery of the Company's share price and therefore engaged in an impermissible "hindsight approach" to materiality. Gr. Br. at 20-23. They mischaracterize the district court's holding and are, in any event, mistaken in their argument.

A. Plaintiffs Have Misconstrued the District Court's Holding.

The district court's holding was simple and clear: (1) under *Basic, Inc. v. Levinson*, Plaintiffs were required to allege a misstatement of a material fact; (2) the single fact alleged to have been misstated—Mitchell's completion of his undergraduate degree some 20 years earlier—was not material in light of the total mix of information concerning the investment. That was how Judge Brinkema described her view at the beginning of the hearing and her holding at the end of the hearing. Tr. 3-4, 10, App. 145, 152.

The district court's discussion of the movement in MCG's stock price was in response to an argument advanced by Plaintiffs' counsel at oral argument. Plaintiffs' counsel argued that their allegations of a decline of MCG's stock price on the first day after the announcement were sufficient to overcome the court's conclusion of immateriality. Tr. 5, App. 147. Judge Brinkema, rising to this bait, responded that the inference of materiality they were asking her to draw was both illogical and inconsistent with the allegations of the Complaint. Tr. 5-8, App. 147-150. The fact that she engaged with Plaintiffs' counsel by pointing out weaknesses in Plaintiffs' logic did not erase the separate basis she had already articulated, and later repeated, for her holding. Nothing in the transcript or in the briefs presented to the district court suggests that the decision to grant the motion to dismiss was premised on an impermissible "hindsight analysis" based on the prompt recovery of the Company's share price.

In commenting on the movement in MCG's stock price, Judge Brinkema did exactly what this Court did in *Hillson Partners*. There, the Court affirmed the dismissal of a complaint under the federal securities laws, finding that various allegedly false statements were not material as a matter of law. After reaching this conclusion based on its review of the statements at issue, it noted that the district court had relied in one part of its holding on stock price movements in the 34 days subsequent to the disclosure of certain bad news. This Court commented: "We do not base our holding on [the increase in the company's share price in the 34 days following the disclosure] but do take note of it, as additional evidence of the lack of materiality of the 'on schedule' statement." 42 F.3d at 214 n.8.

Judge Brinkema's response to Plaintiffs' counsel's argument about the price decline was in a similar vein. She concluded that the particular misstatement here was immaterial as a matter of law based on a direct review of the misstatement and the surrounding disclosure—as this Court did in *Hillson Partners*. She then took note of the stock price movements that Plaintiffs had raised in their Amended Complaint and in oral argument and explained why those movements reinforced her reading of the allegations of the Complaint. Plaintiffs' attempt to treat this response as if it were the sole basis for the district court's ruling cannot withstand a careful reading of the full transcript of the hearing.

B. The District Court's Analysis Was Logical and Correct.

Judge Brinkema's comments about the temporary drop in MCG's stock price properly highlighted the inconsistency between Plaintiffs' argument and the allegations of their Complaint. Those allegations indicated that the stock price declined *not* because the investors had been counting on Mitchell's possession of a Syracuse undergraduate degree, but because of investor fears that there was other bad news yet to come. Thus, the price decline was not evidence of the materiality of the misstated fact itself, as required under *Basic, Inc. v. Levinson*.

Although Plaintiffs alleged that "[t]he above disclosure of defendant Mitchell's false resume had an immediate and sharply negative effect" on the Company's stock price, Am. Compl. ¶ 67, App. 27, Plaintiffs did *not* allege that the price drop was due to the particular fact misstated. They did not allege that investors believed the CEO position at the Company could only be filled by the possessor of a Syracuse undergraduate degree in economics. Rather, the Complaint cites media concerns about what might happen next: for example, that MCG's disclosures would prove inaccurate in other respects, Am. Compl. ¶¶ 69, 71, App. 28-29, that Mitchell might be fired, Am. Compl. ¶¶ 70, 72, App. 28-29, or that he would lose credibility in the future, Am. Compl. ¶ 69, App. 28.

Judge Brinkema noted that the price movement of MCG stock was consistent with the notion that, as the Complaint alleges, investors were concerned with the possibility that there would be other developments—a matter different from the misstated fact itself. By the close of trading on the trading day following the announcement, the Company's stock price had recovered 52 percent of the loss and, by December 10, had exceeded its pre-announcement share price. Moreover, this complete recovery of the Company's share price occurred at a time when the rest of the market was flat or declining.[17] Tr. 6, App. 148. Had investors been

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[17] During this period, the Company's closing share price increased from $9.92 on Monday, November 4, 2002 to $12.00 on December 10, 2002, a 21% increase. App. 88-89. During the same period, the S&P 500 index *decreased* from 908.35 to 904.45, a 0.4% decrease. App. 93-94. This Court "may take judicial notice of well-publicized stock prices without converting the motion to dismiss into a motion for summary judgment." *Ganino v. Citizens Utils. Co.*, 228 F.3d 154, 167 n.8 (2d Cir. 2000); *see also Hillson Partners*, 42 F.3d at 214 n.8.

fleeing the stock because they wanted a CEO with a Syracuse undergraduate degree, this quick price recovery would make no sense.

Contrary to Plaintiffs' suggestion, Judge Brinkema was not making any impermissible judgment between competing inferences, Gr. Br. at 35-36, weighing evidence,[18] Gr. Br. at 32, or engaging in "materiality by hindsight," Gr. Br. at 22, whatever that may mean.[19] Both Plaintiffs' direct allegations and the price movements supported the same conclusion: that it was not the misrepresented fact itself to which investors were reacting. Having ruled that, under *Basic, Inc. v. Levinson*, it is the misrepresented fact *itself* that must be material, the district court found Plaintiffs' argument unpersuasive. The federal securities acts protect against injuries caused by the misstatement of material facts by registrants, not the

[18] Plaintiffs cite this Court's unpublished opinion in *Saifullah v. Johnson*, No. 91-7113, 1991 WL 240479 (4th Cir. Nov. 20, 1999), as support for their argument that the district court "weighed evidence." Gr. Br. at 32 & n.105. *Johnson* involved a district court's *sua sponte* dismissal of a nonfrivolous prisoner civil rights complaint, in which the court adopted the prison's factual findings without a hearing and without notice to the claimant. 1991 WL 240479, at *1. *Johnson* is not germane to any issue in this appeal.

[19] Plaintiffs suggest that the decision by the Board of Directors of MCG to impose sanctions on Mitchell for his misstatement is evidence of the materiality of that misstatement. Gr. Br. at 35. This is a non-sequitur. There is no logical reason why a board's decision to discipline an officer for having made a false statement would bear on whether that false statement would affect the investment decision of a reasonable investor.

temporary market effects resulting from speculation by tipsters, commenters, and short-sellers about what other bad news may be lurking around the corner.[20]

Indeed, even where—unlike here—the alleged misstatements *do* bear on the current business of the issuer, courts have regularly dismissed short-lived price dips as evidence of materiality. In *In re Allied Capital Corp. Securities Litigation*, No. 02 Civ. 3812 (GEL), 2003 WL 1964184, at *5-6 (S.D.N.Y. Apr. 25, 2003), the Southern District of New York recently granted a motion to dismiss a securities class action against another business development company on the ground that the prompt recovery in the share price precluded plaintiffs' reliance on market reaction to establish materiality. *Id.* As in this case, the *Allied Capital* plaintiffs had placed enormous and erroneous reliance on the speculation of third-party commenters to establish the materiality of the alleged misstatements.[21] Noting that the comments of a short-seller may have "temporarily swayed investors," the Court held that:

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20 *See Raab v. General Physics Corp.*, 4 F.3d 286, 288 (4th Cir. 1993) ("The securities laws require General Physics to speak truthfully to investors; they do not require the company to police statements made by third parties for inaccuracies . . . ."); *Hillson Partners*, 42 F.3d at 217 n.10 ("It is not at all clear that . . . liability with respect to statements made in a newspaper article is appropriate when a defendant lacks control over the article.") (citations omitted).

21 *Compare* Am. Compl. ¶¶ 62-72, App. 26-29.

> [T]he stock price's recovery, in the face of a general decline in the market, negates any inference of materiality, because it indicates that investors quickly determined that the "new" information was *not* material to their investment decisions. Finally, given the number and variety of market variables, plaintiffs would be hard-pressed to establish materiality based on the stock price's movement alone, since any number of factors unrelated to the alleged overstatements could have contributed to the decline in price on May 16, including the fact that a prominent hedge fund manager was questioning the stock's value, regardless of the truth of his allegations. The fleeting dip in Allied's share price thus does not provide a plausible basis on which a reasonable jury could conclude that investors actually considered the alleged overstatements material.

Id. at *6 (citation omitted); *see also Leventhal v. Tow*, 48 F. Supp. 2d 104, 116 (D. Conn. 1999) (prompt recovery in company's share price precluded claim that materiality was established by initial market reaction and warranted dismissal); *Matthews v. Centex Telemanagement, Inc.*, No. C-92-1837-CAL, 1994 WL 269734 (N.D. Cal. June 8, 1994) (finding that a prompt recovery precluded reliance on an initial drop in price to establish materiality); *Wielgos v. Commonwealth Edison Co.*, 688 F. Supp. 331, 335 n.12 (N.D. Ill. 1988) ("Other factors being equal, information that causes a permanent shift in price (or at least one that persists until after that information has been corrected in the marketplace) is more likely to have been material than information that causes only a temporary swing in price."), *aff'd*, 892 F.2d 509 (7th Cir. 1989).

Judge Brinkema accepted the allegations of the Complaint, as well as the facts surrounding the price movement of MCG's stock, in pointing out the flaw in Plaintiffs' oral argument: "it's very hard to argue that a false statement, that is, the statement itself, not the inferences and the other things one draws from it, but the statement itself, the fact that is misrepresented, that fact could be that material to the investing public if, in fact the stock rebounded that quickly." Tr. 6-7, App. 148-49. Since the price movement to which Plaintiffs referred did not support a finding that the misstatement itself was material, Judge Brinkema properly rejected Plaintiffs' contention.

C. The District Court Did Not Confuse Materiality with Causation or Damages.

Plaintiffs argue that the district court confused materiality with causation or with damages in its comments about MCG's stock price movement, because, in their view, "[a]nalyzing a stock's price behavior relates to loss causation, i.e., damages. It does not relate to materiality . . . ." Gr. Br. at 25; *see generally id.* at 24-30. There is considerable irony in this position, for it was *Plaintiffs* who raised the subject of MCG's stock price movement in the oral argument as evidence of materiality. Tr. 5, App. 147.[22] Having argued that the decline in MCG's stock price was germane to materiality, it ill becomes Plaintiffs to argue now that the district court strayed into forbidden territory by responding to their argument.

Plaintiffs are correct in observing that the movement in a company's stock price after disclosure of a misstatement may be relevant to such matters as loss causation and damages under the federal securities laws, including the Private Securities Litigation Reform Act of 1995 ("PSLRA").[23] This does not mean, however, that it is irrelevant or out of bounds in discussions of materiality as well,

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[22] At the end of his oral argument, Plaintiffs' counsel commented that the price changes "really go to an issue of damages, Your Honor. They do not go to the issue of materiality." Tr. 10, App. 152. At that point, the district court as well dropped the point, and stated its holding without any reliance on stock price movements: that "given the mix of other information that was out there . . ." and in light of *Basic, Inc. v. Levinson*, the misstatement concerning Mitchell's undergraduate degree did not satisfy the test for materiality. *Id.*

[23] Stock price movements may be relevant to various elements of both a plaintiff's and a defendant's case under the federal securities laws, including loss causation under Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), *Emergent Capital Investment Management v. Stonepath Group, Inc.*, 343 F.3d 189, 198 (2d Cir. 2003), reliance under the same provision, *Basic, Inc. v. Levinson*, 485 U.S. 224, 241-42 (1988), the bounce-back provisions of Section 21D(e)(1) of the Exchange Act, 15 U.S.C. § 78u-4(e)(1); *In re Oxford Health Plans, Inc. Sec. Litig.*, 244 F. Supp. 2d 247, 250 (S.D.N.Y. 2003), and the affirmative defense under Section 11(e) of the Securities Act (in which a defendant may prove that a portion of a plaintiff's loss did not result from the misleading statement), 15 U.S.C. § 77k(e), *McMahan & Co. v. Wherehouse Entertainment, Inc.*, 65 F.3d 1044, 1049 (2d Cir. 1995). While some or all of these would have been at issue had this case proceeded beyond a motion to dismiss, none of them was raised by Defendants or considered by the district court in connection with the motion to dismiss.

or that looking at "the weeks and months that followed MCG's curative disclosure" was inappropriate. Gr. Br. at 28.

To the contrary, this Court and other courts have found it relevant. Affirming the dismissal of a securities claim in *Hillson Partners*, this Court observed that movement in an issuer's share price in a *34-day* period was a factor pertinent to materiality as well as causation:

> The district court dismissed Hillson's complaint as to the "on schedule" statement for failure to allege any damages suffered as a result of this statement, because the price paid for Adage stock actually *increased* within 34 days after disclosure of the delays surrounding the installation of the Fort Orange paper machine. We do not base our holding on this fact but do take note of it, as additional evidence of the *lack of materiality* of the "on schedule" statement.

42 F.3d at 214 n.8 (second emphasis added). This Court was no more "confused" about the elements of materiality and causation in *Hillson Partners* than was the district court during the motion to dismiss.[24]

---

[24] *See also Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 617 (4th Cir. 1999) ("a statement cannot be material if the hypothetical reasonable investor—that is, the market—would not regard the statement, in context, as significant"); *Raab v. General Physics Corp.*, 4 F.3d 286, 289 (4th Cir. 1993) ("'Soft,' 'puffing' statements . . . generally lack materiality because the market price of a share is not inflated by vague statements predicting growth."); *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410, 1425 (3d Cir. 1997) ("In the context of an 'efficient' market, the concept of materiality translates into information that alters the price of the firm's stock.") (citing *Raab*, 4 F.3d at 289).

D. The Private Securities Litigation Reform Act's Provision Limiting Damages Did Not Establish A Presumption of Materiality.

Plaintiffs are similarly mistaken in their effort to construct an argument around the "bounce-back" provision of the PSLRA. Gr. Br. at 28-30. That provision, applicable to claims under §10(b) of the Exchange Act, limits recoverable damages where the price of a stock, though dropping upon the making of curative disclosure, rises again in the following 90 days. Exchange Act § 21D(e)(1), 15 U.S.C. § 78u-4(e)(1). For the first time on appeal, Plaintiffs argue that this provision reflects an implicit congressional intent to preclude consideration of stock price movements in assessing materiality. Gr. Br. at 28-30. This argument is both untimely and without merit.

First, "[a]s this court has repeatedly held, issues raised for the first time on appeal generally will not be considered. Exceptions to this general rule are made only in very limited circumstances, such as where refusal to consider the newly-raised issue would be plain error or would result in a fundamental miscarriage of justice." *Muth v. United States*, 1 F.3d 246, 250 (4th Cir. 1993) (citations omitted); *Fowler v. Land Mgmt. Groupe, Inc.*, 978 F.2d 158, 164 (4th Cir. 1992) (same). This argument was not presented by Plaintiffs in the district court, raised at the hearing, or addressed by the district court; to the contrary, Plaintiffs *invited* the discussion of the movement of MCG's stock price after the corrective disclosure by raising it themselves.

Second, on the merits, Plaintiffs' argument defies both the language and the logic of the statutory provision. Exchange Act Section 21D(e)(1) requires that damage awards in successful private actions under the Exchange Act "shall not exceed" the difference between the price paid by the plaintiff and the mean trading price of the security during the 90-day period following the dissemination of correcting information to the market. 15 U.S.C. § 78u-4(e)(1). Exchange Act Section 21D(e)(2) similarly limits a plaintiff who "sold immediately after the revelation, and before the price bottomed out, . . . to the difference between the inflated value and the actual price at which he or she sold." *In re Oxford Health Plans, Inc. Sec. Litig.*, 244 F. Supp.2d 247, 250 (S.D.N.Y. 2003).

Nothing about this provision—which is styled "Limitation on Damages"—suggests that it implicitly altered the ability of district courts to dismiss claims that allege *immaterial* statements. Whether or not "class members have sold immediately after the curative disclosure," Gr. Br. at 29, if the alleged misstatement was immaterial as a matter of law, Plaintiffs cannot state a claim under Exchange Act Section 10(b) or Securities Act Section 11.

Finally, the result urged by Plaintiffs would be entirely at odds with the purpose behind the PSLRA's look back provision, and would favor the very class of claims—those alleging misstatements accompanied by a fleeting share price decline—that Congress specifically intended to limit. There is little doubt about the congressional purpose behind the particular provision relied upon by Plaintiffs. The conference report accompanying the PSLRA's passage makes clear that the look-back provision was designed to address cases in which a company's stock experiences a fleeting price dip in response to something *other than* the fact alleged to have been misstated:

> Calculating damages based on the date corrective information is disclosed may end up substantially overestimating plaintiff's damages. The Conference Committee intends to rectify the uncertainty in calculating damages in new section 21D(e) of the 1934 Act by providing a "look back" period, thereby limiting damages to those *losses caused by the fraud and not by other market conditions*.

H.R. Conf. Rep. No. 104-369, at 42 (1995) (emphasis added) (internal citation omitted), *reprinted in* 1995 U.S.C.C.A.N. 730, 741. Although apparent from the text of the actual provision, the legislative history of the PSLRA's damages limitation provision confirms that it established only a regime to guide the calculation of awards (if any) "for losses caused by the fraud."

Nothing in the PSLRA's legislative history suggests that this provision was designed to help plaintiffs plead one of the necessary elements of a fraud claim. *See id.*; S. Rep. No. 104-98, at 19-20 (1995), *reprinted in* 1995 U.S.C.C.A.N. 679, 698-99. Indeed, in light of the PSLRA's several provisions adopting *stricter* pleading standards in securities fraud cases, *see, e.g.*, Exchange Act §§ 21D(b)(1), 15 U.S.C. § 78u-4(b)(1) (requiring that "the complaint shall state with particularity all facts" concerning why a statement is alleged to be misleading), 21D(b)(2), 15 U.S.C. § 78u-4(b)(2) (requiring that a complaint "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind"), such a construction is simply fanciful, *see Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 206 (1976) ("[T]he interdependence of the various sections of the securities laws is certainly a relevant factor in any interpretation of the language Congress has chosen . . . .") (internal quotation marks and citation omitted).

CONCLUSION

For the reasons set forth above, the judgment of the district court should be affirmed.

Respectfully submitted,

CHARLES E. DAVIDOW
PAUL R. ECKERT (VSB No. 43473)
WILMER CUTLER PICKERING LLP
2445 M Street, NW
Washington, DC 20037-1420
202/663-6000 Tel.
202/663-6363 Fax.

Counsel for Defendants-Appellees

CERTIFICATE OF COMPLIANCE

This Brief of Appellees has been prepared using:

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EXCLUSIVE of the Table of Contents; Table of Authorities; and the Certificate of Service, this Brief contains 10,870 words.

I understand that a material misrepresentation can result in the Court's striking the brief and imposing sanctions. If the Court so directs, I will provide an electronic version of the Brief and/or a copy of the word or line printout.

Signature of Filing Party

CERTIFICATE OF FILING AND SERVICE

I hereby certify that on this 31st day of March, 2004, I filed with the Clerk's Office of the United States Court of Appeals for the Fourth Circuit, via hand delivery, the required number of copies of this Brief of Appellees, and I further certify that I served, via UPS Ground Transportation, the required copies upon:

Harvey B. Cohen, Esq.
John C. Pasierb, Esq.
Cohen, Gettings & Caulkins, P.C.
2200 Wilson Boulevard
Suite 800
Arlington, VA 22201
Tel: 703/525-2260
Fax: 703/525-2489

Jack Reese, Esq.
Scott Adkins, Esq.
Cauley, Geller, Bowman & Rudman, LLP
197 South Federal Hwy., Suite 200
Boca Raton, FL 33432
Tel: 561/750-3000
Fax: 561/750-3364

David Kessler, Esq.
Stephen P. McFate, Esq.
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Tel: 610/667-7706
Fax: 610/667-7056

Counsel for Appellants

The necessary filing and service upon Counsel were performed in accordance with the instructions given me by counsel in this case.

Lindsey Perrin
Lindsey Perrin
THE LEX GROUP
1108 East Main Street
Suite 1400
Richmond, VA 123219